LINUX GOLD CORP.

CODE OF BUSINESS CONDUCT AND ETHICS

The  Board  of  Directors  of  Linux  Gold  Corp.  (the  “Company”)  has  adopted  a  Code  of  Business  Conduct  and  Ethics  that outlines  the  Company’s  values  and  its  commitment  to  ethical  business  practices  in  every  business  transaction.  This  code applies to all directors, officers, consultants and employees of the Company and its subsidiaries and affiliates.

Honest and Ethical Conduct

The  Company  expects  a  high  level  of  personal  integrity  for  each  employee,  officer  and  director  when  interacting with investors, business partners, shareholders, suppliers, consultants and employees.

Conflict of Interest

When possible, conflicts of interest between personal and professional relationships should be avoided, however,

unavoidable conflict of interest will be handled in accordance with the Company’s ethical standards.

A  director,  officer  or  employee  may  not  represent  the  Company  in  any  transaction  with  a  person  or  an  entity  in which  the  director,  officer  or  employee  has  a  direct  or  indirect  interest  or  from  which  the  director,  officer  or employee may derive personal benefit.

Accurate and Timely Disclosure

The   Company   expects   full,   fair,   accurate,   timely   and   understandable   disclosure   in   reports   or   documents

submitted   to   the   securities   commissions   across   Canada   and   in   the   United   States   as   well   as   all   public

communications.    Employees,  consultants  and  officers  who  prepare  financial  and  other  reports  will  exercise diligence in ensuring that there are no false or misleading statements.

Compliance with Applicable Governmental Laws, Rules and Regulations

The  Company  is  committed  to  compliance  with  all  laws,  rules  and  regulations,  including  laws  and  regulations applicable  to  the  Company’s  securities,  as  well  as  any  rules  promulgated  by  any  exchange  on  which  the

Company’s shares are listed or trade.

Prompt Internal Reporting of Violations

Employees,  officers  and  consultants  are  responsible  for  the  prompt  internal  reporting  of  any  violations  of  the

Code to the Company’s Compliance Officer.

Protection and Proper Use of Company Assets and Opportunities

All  consultants  and  employees  have  an  obligation  to  protect  the  Company’s  assets  and  to  ensure  that  all opportunities available to the Company are brought to the attention of the relevant officer or director.

Confidentiality of Company  Information

It  is  the  Company’s  policy  that  business  affairs  of  the  Company  are  confidential  and  should  not  be  discussed outside the Company except for information that has already been made available to the public.

Insider Trading

Management,  employees,  members  of  the  Board  of  Directors  and  others  who  are  in  a  “special  relationship”  with the  Company  from  time  to  time  become  aware  of  corporate  developments  or  plans  which  may  affect  the  value  of

the  Company’s  shares  (inside  information)  before  these  developments  or  plans  are  made  public.    Company

directors, officers and employees are prohibited from using inside information themselves or disclosing this inside information to others who may use the information to trade Company stock.

Fair Dealing

Each director, officer, consultant and employee should endeavour to respect the rights of, and deal fairly with, our

shareholders,  investors,  business  partners,  suppliers,  competitors,  consultants  and  employees.   No  consultant  or

employee  should  take  unfair  advantage  of  anyone  through  manipulation,  concealment,  abuse  of  privileged information, misrepresentation of material facts, or any other unfair business practice.

Reporting Unethical and Illegal Conduct/Ethics Questions

The  Company  is  committed  to  taking  prompt  action  against  violations  of  the  Code  of  Business  Conduct  and

Ethics and it is the responsibility of all directors, officers, consultants and employees to comply with the Code and

to  report  violations  or  suspected  violations  to  the  Company’s  Compliance  Officer.   Consultants  and  employees

may also discuss their concerns with their supervisor who will then report suspected violations to the Compliance

Officer.

The Compliance Officer, being the Chief Financial Officer of the Company, appointed by the Board of Directors, is responsible  for  investigating  and  resolving  all  reported  complaints  and  allegations  and  shall  advise  the  President and CEO, and/or the Audit Committee.

The Compliance Officer can be reached via telephone at 1-800-665-4616, Attention: Compliance Officer.

Violations and Waivers

The Compliance Officer will report suspected fraud or securities law violations for review by the Audit Committee.

The Audit Committee will report all violations reviewed by the Committee to the Board of Directors.

The  Compliance  Officer  will  report  regularly  to  the  Board  of  Directors  on  the  results  and  resolution  of  complaints and allegations concerning violations of the Code.

No  waivers  of  any  provision  of  this  Code  of  Business  Conduct  and  Ethics  may  be  made  except  by  the  Board  of

Directors.  Any waiver or amendment shall be reported as required by law or regulation.

Only the Audit Committee may amend this Code of Business Conduct and Ethics.